

Mail Stop 3030

December 17, 2008

Mr. Robert Miller
Chief Financial Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> RE: **Oculus Innovative Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed May June 13, 2008**
> **File No. 1-33216**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended March 31, 2008

Consolidated Financial Statements, page 63

Notes to Consolidated Financial Statements, page 71

Note 3 Summary of Significant Accounting Policies, page 73

Foreign Currency Reporting, page 77

1.   We note you recorded foreign currency gains of $2,594,000 for the year ended March 31, 2008 in other income that relate to working capital loans you made to your foreign subsidiaries. You see you indicate these loans will be paid back to the Company in the future when subsidiaries begin to generate cash. Please tell us how the inclusion of this gain in determining net income complies with paragraphs 15 and 20 of FAS 52 or other U.S. GAAP. We note the Company subsequently renegotiated the loans and effective April 1, 2008 classifies exchange gains and losses on the loans as other comprehensive income and loss.

Form 10-Q for the Period Ended September 30, 2008

Condensed Consolidated Statements of Operations, page 4

2.   We refer to the $217,000 loss on disposal of manufacturing equipment presented as a component of Other Income (Expense), net in the six month period ended September 30, 2008. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in future filings please classify these items in the operating section of the income statement, or advise us why you consider the present classification appropriate.

Note 1. Organization and Summary of Significant Accounting Policies, page 6

Foreign Currency Reporting, page 6

3.   We note disclosures on page 7 that "Foreign currency transaction gains (losses) relate primarily to working capital loans that the Company has made to its foreign subsidiaries. The Company recorded foreign currency transaction gains (losses) of $(60,000) and $809,000 for the six months ended September 30, 2008 and 2007, respectively. *The related gains (losses) were recorded in other income (expense) in the accompanying condensed consolidated statements of operations*.

Loans made to subsidiaries OTM and OIS Europe will be paid back to the Company in the future when the subsidiaries begin to generate cash." We also noted disclosures on page 7 that "In accordance with the provisions of SFAS 52, if it is determined that an intercompany loan will not be repaid in the foreseeable future, foreign exchange gains and losses related to the translation of the loans from local currency to U.S. Dollars should be classified as other comprehensive income and loss. *The Company believes that given the inability to foresee settlement of the loans, it is appropriate to record the exchange gains and losses related to these loans in other comprehensive income and loss.*" Please tell us how you have presented foreign currency transaction gains (losses) related to working capital loans that you have made to your foreign subsidiaries in your September 30, 2008 and 2007 financial statements. Revise your disclosures in future filings to clearly describe how you have presented and accounted for the referenced foreign currency transactions in your financial statements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant